Sterling Smith Corporation

December 31, 2021

Financial Statements



Tax | Audit | Advisory

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48058

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sterling Smith Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4326A Scotland Street
(No. and Street)

Houston	**Texas**	**77007**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sterling R. Smith	**(713) 861-6500**	**ssc@sscorporation.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.
(Name – if individual, state last, first, and middle name)

2950 North Loop West, Suite #1200	**Houston**	**Texas**	**77092**
(Address)	(City)	(State)	(Zip Code)

November 5, 2003	**879**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Sterling R. Smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Sterling Smith Corporation _____, as of February 16 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DIANNE ELAINE PEARSON
Notary Public, State of Texas
Comm. Expires 03-13-2023
Notary ID 10097646

Signature: _____

Title:
President

Notary Public

State of Texas
County of Harris

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2021

CONTENTS



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Sterling Smith Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Smith Corporation as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sterling Smith Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sterling Smith Corporation's management. Our responsibility is to express an opinion on Sterling Smith Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sterling Smith Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sterling Smith Corporation's financial statements. The supplemental information is the responsibility of Sterling Smith Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Sterling Smith Corporation's auditor since 1995.

Houston, Texas

February 14, 2022

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents, unrestricted	$	404,009
Cash held with clearing broker		1,861,502
Deposits held by clearing broker, restricted		250,000
Prepaid expenses		2,973
Securities, at market value		261,772
TOTAL ASSETS	$	2,780,256

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	6,422
STOCKHOLDER'S EQUITY		
Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		315,200
Retained earnings		2,457,634
TOTAL STOCKHOLDER'S EQUITY		2,773,834
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,780,256

The accompanying notes are an integral
part of these financial statements.

-4-

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES

Gains on firm securities trading	$	1,598,941
Placement revenue		11,111
Interest		42,436
TOTAL REVENUES		1,652,488

EXPENSES

Commissions	1,365,409
Clearing broker fees	144,921
Office and other operating expenses	92,137
Payroll	138,627
TOTAL EXPENSES	1,741,094
NET LOSS	$ (88,606)

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2020	$ 1,000	$ 315,200	$ 2,546,240	$ 2,862,440
Net loss	-	-	(88,606)	(88,606)
BALANCE, DECEMBER 31, 2021	$ 1,000	$ 315,200	$ 2,457,634	$ 2,773,834

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(88,606)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in working capital:		
(Increase) decrease in cash related to changes in assets:		
Cash held with clearing broker		(1,160,286)
Securities		1,167,746
Decrease in cash related to changes in liabilities:		
Accounts payable and accrued expenses		(5,484)
NET CASH USED IN OPERATING ACTIVITIES		(86,630)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(86,630)
CASH AND CASH EQUIVALENTS, beginning of year*		490,639
CASH AND CASH EQUIVALENTS, end of year*	$	404,009
INTEREST PAID	$	-
TAXES PAID	$	-

* Amounts do not include cash and deposits held with clearing broker.

The accompanying notes are an integral
part of these financial statements.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement between the Company and Pershing, LLC ("Pershing"), the Company is required to maintain a certain level of cash on deposit with Pershing, which amounted to $250,000 at December 31, 2021. Should Pershing suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify Pershing to the extent of such loss. As of December 31, 2021, there were no amounts owed to this clearing broker nor did the Company incur a loss during the year ended December 31, 2021 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities owned are recorded at market value as of the balance sheet date. The difference between cost and market value is included in income. The Company classifies marketable securities owned as trading securities. It is the Company's policy to classify debt and equity securities with readily determinable fair values as trading securities and report them on the balance sheet at fair value if they are purchased and held principally for the purpose of selling them in the near term.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Marketable securities, including derivative financial instruments, are recorded at market value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

Revenue Recognition

The Company accounts for revenue under ASC 606- Revenue from Contracts with Customers (ASC 606). ASC 606 supersedes previous revenue recognition requirements in ASC 605 and includes a fivestep revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services.

Companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company's revenues are earned primarily from the sale of trading fixed income securities to counterparties. Revenues are recognized as securities are sold on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the counterparty).   The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the counterparty. Placement revenue includes a placement fee the Company charged to a broker dealer. The Company entered into an agreement to buy and sell the issue of Mexican bank paper for a placement fee. Revenue was recognized on the trade date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

The Company is subject to the Texas Gross Margin Tax.   The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. No tax is due for the year ended December 31, 2021.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There was a $30,712 net realized foreign currency loss recorded in 2021.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital, as defined, of $2,218,213, which was $2,118,213 in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness was 0.0 to 1 at December 31, 2021. The Company is currently in compliance with these requirements.

NOTE 3: SECURITIES

The Company has adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

NOTE 3:   SECURITIES *(Continued)*

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021:

Government, corporate and foreign bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental data relating to issuer.

Warrants: Valued as determined by observable quoted pricing inputs of the related underlying security.

NOTE 3: SECURITIES (Continued)

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2021:

	Quoted prices in active markets for identical assets (Level 1)		Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)		Fair value at December 31, 2021
Mexico Corporate Bonds	$	-	$ 417	$	-	$ 417
Argentina Government Bonds		-	55,355		-	55,355
Peru Corporate Bonds		-	203,500		-	203,500
Venezuela Detachable warrants		-	2,500		-	2,500
Total	$	-	$ 261,772	$	-	$ 261,772

The bonds mature at various dates, ranging from February 2023 to March 2024.

NOTE 4: CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading activity and maintains securities in which counterparties include other broker-dealers and financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counterparty, as necessary.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

The Company executes securities transactions on behalf of its customers and counterparties. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through a clearing broker (Pershing LLC) on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company did not have any recorded liabilities with regard to the right. During 2021, the Company did not pay the clearing broker any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6:   UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2021, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state tax returns are open to audit under the statute of limitations for the years ended December 31, 2018 and beyond.

NOTE 7:   SUBORDINATED LIABILITIES

The company had no subordinated liabilities at any time during the year ended December 31, 2021. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2021.

NOTE 8:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2022 through February 14, 2022, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

STERLING SMITH CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2021

Net capital computation:

Stockholder's equity	$ 2,773,834
Non-allowable assets	(450,154)
Haircuts on marketable securities, including concentrations	(105,467)
Net capital pursuant to SEC Rule 15c3-1	2,218,213
Net capital required	(100,000)
Excess capital	$ 2,118,213

Net capital required based on leverage:

Aggregate indebtedness	$ 6,422
Total capital required based on 6 2/3% of liabilities	$ 428

Under its current agreement with the FINRA, the Company is required to maintain net capital of $100,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no material difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Sterling Smith Corporation and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2021.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii) by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The conditions of the exemption were being complied with as of December 31, 2021 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2021.

See accompanying independent auditors' report.

Sterling Smith
Corporation



DECEMBER 31, 2021

STERLING SMITH CORPORATION

EXEMPTION REPORT

The following statements are made to the best knowledge and belief of Sterling Smith Corporation. as an Introducing Broker Dealer:

(i)   Sterling Smith Corporation identifies the following provisions in paragraph (k) of Rule 15c3-3 under which Sterling Smith Corporation claimed an exemption from Rule 15c3-3; the exceptions from the requirements of SEC Rule 15c3-3(k) are as follows:

SEC Rule 15c3-3(k)(2)(ii): Sterling Smith Corporation, who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with our clearing broker/ dealer, Pershing, LLC, and who promptly transmits all customer funds and securities to the clearing broker /dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(ii)   Sterling Smith Corporation has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year of January 1, 2021 through December 31, 2021 without exception. Review of Sterling Smith Corporation's policies and procedures comply with the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) in that Sterling Smith Corporation did not receive funds or securities for client accounts during the fiscal year of 2021 of which would be required to be forwarded by overnight courier the same day as received to the clearing firm.

Sterling R. Smith
President
Sterling Smith Corporation



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Mr. Sterling Smith
of Sterling Smith Corporation

We have reviewed management's statements, included in the accompanying Exemption Report , in which (1) Sterling Smith Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Smith Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii) (exemption provisions)) and (2) Sterling Smith Corporation stated that Sterling Smith Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Smith Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Smith Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

February 14, 2022



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Mr. Sterling Smith
of Sterling Smith Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Sterling Smith Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

EEPB
Houston, Texas
February 14, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

SIPC-7

(36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended __12/31/2021__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

Sterling Smith Corporation
4326A Scotland St.
Houston, TX 77007-7328
FINRA CRD # 38041
SEC Registration #8-48058

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dianne Pearson (713) 861-6500

2. A. General Assessment (item 2e from page 2) — $2,274

B. Less payment made with SIPC-6 filed (**exclude interest**) — (1,092)
07/22/2021
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 1,182

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $1,182

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $1,182
Total (must be same as F above)

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Smith Corporation
(Name of Corporation, Partnership or other organization)

Sterling R. Smith
(Authorized Signature)

Dated the __18__ day of __January__, 20 __22__.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/21
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,652,488

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 26,580

Total additions 26,580

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 144,921

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 18,248

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 18,248

Total deductions 163,169

2d. SIPC Net Operating Revenues $ 1,515,899

2e. General Assessment @ .0015 $ 2,274

(to page 1, line 2.A.)

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